This Amending Agreement

Between Brian Hadfield,

and

CryptoLogic limited of Dublin Ireland.

Whereas the parties executed an Employment Agreement dated as of February 27, 2008 ("Agreement");

And whereas the parties wish to amend the terms of the Agreement pursuant to discussions initiated in October 2008 as contemplated in paragraph 4 (1) of the Agreement;

Therefore the parties agree as follows:

1. Paragraph 11(1)(d) of the Agreement is hereby amended by deleting the sum €236,500 and substituting the sum of €473,000 therefor.

2. All other terms and provisions of the Agreement are hereby confirmed.

In witness whereof the parties executed this agreement as of the 11th day of November 2008.

Brian Hadfield

CryptoLogic limited

Per:________________

Chairman